Exhibit 99.2

FORM OF LETTER TO RESCISSION OFFER RECIPIENTS

[Computer Horizons Letterhead]

            , 2003

[Name and Address of Offeree]

Re:	Offer to Rescind Certain Stock Purchases through the Computer Horizons Corp. Employee Stock Purchase Plan

Dear:

        You are receiving this letter and accompanying materials because you purchased shares of our common stock under our Employee Stock Purchase Plan during the period from April, 2001 through January, 2003. These stock sales were not exempt from registration or qualification under federal and New Jersey state securities laws. As a result, we failed to comply with the registration requirements of federal and New Jersey state securities laws because we did not register or qualify these stock sales under either federal or New Jersey state securities laws.

        In order to address this issue, we are offering to repurchase the shares you purchased through the plan during the above period. You are not required to accept our offer. If you decide to accept our offer, you will need to deliver us the shares of our common stock which you have purchased through the plan in exchange for a cash payment.

        If you decide to accept our offer, your payment will be equal to the aggregate price you paid for the shares, plus interest at the rate of 6% per annum since the dates of your purchases. In other words, CHC will refund your applicable payroll deductions, in exchange for the shares that were issued to you. The payment may be more or less than the current trading price of our common stock on the Nasdaq National Market (which closed at $4.54 on June 30, 2003). You are encouraged to obtain current trading price information before deciding whether to accept or reject this offer. If you have sold the shares of our common stock that you purchased through the plan and you decide to accept this offer, your payment, if any, will be equal to the price you paid for the shares, plus interest, less the proceeds of your sale of the shares.

        By making this offer, we are not waiving any applicable statutes of limitations or other defenses we may have against any claims.

        The attached materials describe the terms of our offer in detail. You should review these materials carefully before deciding whether to accept or reject this offer. In order to accept our offer, you will need to complete the enclosed Rescission Election Form and return it to us no later than August    , 2003. If you decide not to accept our offer, we ask that you still complete and return the enclosed Rescission Election Form, selecting option B, and return it to us no later than August    , 2003. If we have not received a properly completed and signed Rescission Election Form from you by August    , 2003, you will be deemed to have rejected our offer.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory body has approved or disapproved of these securities or determined if the enclosed prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        If you have any questions concerning this letter or the enclosed materials, please contact us by telephone at 973-299-4000, or by mail at Computer Horizons Corp., 49 Old Bloomfield Avenue, Mountain Lakes, New Jersey 07046-1495, Attention: David Corcoran or Susan Muller.

Thank you for your cooperation.

Very truly yours,